Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2014 Third Quarter Report

This announcement is made by China Life Insurance Company Limited pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the third quarter of 2014 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements are identical to the relevant data under International Financial Reporting Standards.

1.	Important Notice

1.1	The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that the information in this quarterly report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept full legal responsibility.

1.2	Of the eleven Directors of the Company, ten attended the Board Meeting. Chairman and Executive Director Yang Mingsheng, Executive Directors Lin Dairen, Su Hengxuan and Miao Ping, Non-executive Directors Zhang Xiangxian and Wang Sidong, and Independent Non- executive Directors Bruce Douglas Moore, Anthony Francis Neoh, Chang Tso Tung Stephen and Huang Yiping attended the meeting. Non-executive Director Miao Jianmin could not attend the meeting due to other business, and gave written authorization to Non-executive Director Zhang Xiangxian to act as proxy to attend and vote at the meeting.

1.3	The Company’s 2014 third quarter financial report is unaudited.

1.4	Mr. Yang Mingsheng, Chairman of the Company, Mr. Yang Zheng, Officer in charge of financial affairs and Head of the Financial Department, and Mr. Li Mingguang, Chief Actuary, confirm that the financial reports in this 2014 third quarter report are true, accurate and complete.

2.	Major Financial Data and the Particulars of Shareholders of the Company

2.1	Major financial data

(Currency: RMB)

	As at 30 September 2014	As at 31 December 2013	Increase/(decrease) compared to 31 December 2013
Total assets (million)	2,145,535	1,972,941	8.7%
Total equity holders’ equity (million)	257,898	220,331	17.1%
Equity holders’ equity per share (RMB per share)	9.12	7.80	17.1%

	For the nine months ended 30 September 2014	For the nine months ended 30 September 2013	Increase/(decrease) compared to the same period of 2013
Net cash flows from operating activities (million)	41,310	53,685	-23.1%
Net cash flows from operating activities per share (RMB per share)	1.46	1.90	-23.1%

	For the nine months ended 30 September 2014	For the nine months ended 30 September 2013	Increase/(decrease) compared to the same period of 2013
Operating income (million)	347,812	349,541	-0.5%
Net profit attributable to equity holders of the Company (million)	27,553	23,689	16.3%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	27,615	23,765	16.2%
Basic earnings per share (RMB per share)	0.97	0.84	16.3%
Basic earnings per share after deducting non-recurring items (RMB per share)	0.98	0.84	16.2%
Diluted earnings per share (RMB per share)	0.97	0.84	16.3%
Weighted average ROE (%)	11.50	10.33	An increase of 1.17 percentage points
Weighted average ROE after deducting non-recurring items (%)	11.53	10.37	An increase of 1.16 percentage points

Note:	Equity holders’ equity refers to equity attributable to equity holders of the Company, while net profit refers to net profit attributable to equity holders of the Company.

As at 30 September 2014, investment assets of the Company were RMB1,990,997 million. For the nine months ended 30 September 2014, the net investment yield was 4.83% (net investment income including interest income from debt securities and bank deposits, dividends from equity securities, interest income from loans and net income from investment properties), the gross investment yield was 5.10% (the gross investment yield ={[(Investment income – Share of profit of associates and joint ventures + Fair value gains/(losses) – Impairment losses of investment assets – Business tax and surcharges for investment + Total income from investment properties)/ ((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/273}×365), the surrender rate was 4.77%, and premiums earned was RMB267,458 million, a decrease of 2.4%.

Deducting Non-recurring Items and Amount

RMB million

Non-recurring items	For the Reporting Period (from July to September)	For the nine months ended 30 September 2014
Gains/(losses) on disposal of non-current assets	(10)	(3)
Government subsidies included in current gains/(losses)	4	8
Net non-operating income and expenses other than those mentioned above	(25)	(88)
Effect of income tax	8	21
Attributable to non-controlling interest	—	—
Total	(23)	(62)

Note:	As an insurance company, investment (utilization of insurance funds) is one of the main businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

2.2	Total number of shareholders and the particulars of top ten shareholders as at the end of the reporting period

Unit: Share

The total number of shareholders as at the end of the Reporting Period	Number of A share holders: 190,361
	Number of H share holders: 34,045
Particulars of the top ten shareholders

Name of shareholders	Nature of shareholder	Percentage of shareholding	Total number of shares	Increase/ decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—	—
HKSCC Nominees Limited	Overseas legal person	25.79%	7,290,669,971	+2,468,291	—	—
Shen Hefei	Domestic natural person	0.17%	48,304,495	—	—	—
China Securities Finance Corporation Limited	State-owned legal person	0.14%	40,760,952	—	—	—
Guoyuan Securities (HK) Co., Ltd.- Guoyuan RMB Stable Income Fund	Overseas legal person	0.14%	39,004,187	+33,722,821	—	—
UBS AG	Overseas legal person	0.12%	33,681,757	+3,676,477	—	—
CSOP Asset Management Limited- CSOP FTSE China A50 ETF	Overseas legal person	0.09%	24,352,444	+6,468,008	—	—
Morgan Stanley Investment Management Company-Morgan Stanley China A Share Fund	Overseas legal person	0.08%	22,414,232	-449,400	—	—
China National Nuclear Corporation	State-owned legal person	0.07%	20,000,000	—	—	—
Huaxin Trust Corporation Limited	Domestic non- state-owned legal person	0.07%	19,321,105	+13,218,210	—	—

1.      HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

Details of shareholders

2.      The Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

3.	Significant Events

3.1 Particulars of and reasons for changes in major accounting items and financial indicators of the Company

☒ Applicable ☐ Not applicable

(1) Changes in key financial indicators and their reasons

				RMB million

Key financial indicators	As at 30 September 2014	As at 31 December 2013	Increase/ (decrease)	Main reasons
Total assets	2,145,535	1,972,941	8.7%	Accumulation of insurance business assets and investment assets
Total liabilities	1,885,212	1,750,356	7.7%	Increase in insurance reserves
Total equity holders’ equity	257,898	220,331	17.1%	The impact of the comprehensive income during the Reporting Period

				RMB million

Key financial indicators	For the nine months ended 30 September 2014	For the nine months ended 30 September 2013	Increase/ (decrease)	Main reasons
Operating profit	34,565	29,404	17.6%	Increase in investment income and decrease in impairment losses and the effect of the change of discount rate assumption of reserves of traditional life insurance
Net profit attributable to equity holders of the Company	27,553	23,689	16.3%	Increase in investment income and decrease in impairment losses and the effect of the change of discount rate assumption of reserves of traditional life insurance

(2)	Material changes in major accounting items and their reasons

				RMB million

Key financial indicators	As at 30 September 2014	As at 31 December 2013	Increase/ (decrease)	Main reasons
Cash fund	55,742	21,406	160.4%	The needs for liquidity management
Interest receivables	49,208	34,717	41.7%	Increase in interest receivables of deposits and bonds
Securities sold under agreements to repurchase	52,104	20,426	155.1%	The needs for liquidity management

				RMB million

Key financial indicators	For the nine months ended 30 September 2014	For the nine months ended 30 September 2013	Increase/ (decrease)	Main reasons
Surrenders	82,645	50,204	64.6%	Increase of early withdrawals of some insurance products due to the impact of the bank- launched financial products

3.2	Explanation and analysis of significant events and their impacts and solutions

☐ Applicable	☒ Not applicable

3.3	Implementation of undertakings by the Company or shareholders holding more than 5% of the share capital of the Company

☒ Applicable	☐ Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (the “SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

3.4	Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐ Applicable	☒ Not applicable

3.5	Impacts on consolidated financial statements of new accounting standards

In the first half of 2014, the Ministry of Finance of the People’s Republic of China promulgated Accounting Standards for Business Enterprises No. 39 – Fair Value Measurement, Accounting Standards for Business Enterprises No. 40 – Joint Arrangements and Accounting Standards for Business Enterprises No. 41 – Disclosure of Interests in Other Entities; issued amended Accounting Standards for Business Enterprises No. 30 – Presentation of Financial Statements, Accounting Standards for Business Enterprises No. 9 – Employees Benefits, Accounting Standards for Business Enterprises No. 33 – Consolidated Financial Statements and Accounting Standards for Business Enterprises No. 2 – Long-term Equity Investments. The above seven accounting standards came into effect on 1 July 2014, but early adoption by enterprises listed overseas is encouraged. As an overseas listed company, the Company adopted the above six accounting standards except Accounting Standards for Business Enterprises No. 41 – Disclosure of Interests in Other Entities (released after the disclosure of the 2013 Annual Financial Statements of the Company), in preparation of the 2013 Annual Financial Statements, and necessary treatments have been made in accordance with relevant transitional provisions.

In the first half of 2014, the Ministry of Finance of the People’s Republic of China promulgated Accounting Standards Interpretation for Business Enterprises No. 6 and The Distinction between Financial Liabilities and Equity Instruments and Relevant Accounting Treatments, which were adopted at the release date. The Company has adopted Accounting Standards for Business Enterprises No. 41 – Disclosure of Interests in Other Entities, Accounting Standards Interpretation for Business Enterprises No. 6 and The Distinction between Financial Liabilities and Equity Instruments and Relevant Accounting Treatments in preparation of the financial statements for the six months ended 30 June 2014.

Except that the Company has modified the relevant disclosure contents according to the relevant transitional provisions, the adoption of the above accounting policies does not have a significant impact on the consolidated financial statements of the Company.

This announcement is published in both Chinese and English languages. The Chinese version announcement shall prevail.

By Order of the Board of
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors: Non-executive Directors: Independent non-executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping Miao Jianmin, Zhang Xiangxian, Wang Sidong Bruce Douglas Moore, Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping

Hong Kong, 28 October 2014

4.	Appendix

4.1	Balance sheet as at 30 September 2014 (unaudited)

	RMB million (Unless otherwise stated)

	As at	As at	As at	As at
	30 September	31 December	30 September	31 December
	2014	2013	2014	2013
ASSETS	Group	Group	Company	Company
Assets
Cash fund	55,742	21,406	55,279	20,383
Financial assets at fair value through profit or loss	38,063	34,159	37,695	33,992
Securities purchased under agreements to resell	6,831	8,295	6,804	8,266
Interest receivables	49,208	34,717	49,077	34,624
Premiums receivables	18,758	9,876	18,758	9,876
Receivables from reinsurers	40	42	40	42
Unearned premium reserves receivable from reinsurers	81	121	81	121
Claim reserves receivable from reinsurers	31	60	31	60
Reserves for life insurance receivables from reinsurers	20	14	20	14
Reserves for long-term health insurance receivables from reinsurers	870	832	870	832
Other receivables	9,503	11,529	9,192	11,117
Loans	147,892	118,626	147,552	118,286
Term deposits	675,240	664,174	673,609	662,402
Available-for-sale financial assets	536,865	491,527	534,392	489,642
Held-to-maturity investments	522,917	503,075	522,344	502,517
Long-term equity investments	43,535	34,775	44,860	38,940
Statutory deposits	6,153	6,153	5,653	5,653
Investment properties	1,294	1,329	1,357	1,394
Constructions in progress	6,880	6,125	6,880	6,125
Fixed assets	16,456	16,960	15,899	16,387
Intangible assets	6,349	6,388	6,074	6,309
Other assets	2,787	2,733	2,779	2,729
Separate account assets	20	25	20	25

Total Assets	2,145,535	1,972,941	2,139,266	1,969,736

Yang Mingsheng Chairman	Yang Zheng Chief Financial Officer in charge of Accounting Affairs	Li Mingguang Chief Actuary	Yang Zheng Head of Financial Department

4.1 Balance sheet as at 30 September 2014 (unaudited) (continued)

	RMB million (Unless otherwise stated)

	As at	As at	As at	As at
	30 September	31 December	30 September	31 December
	2014	2013	2014	2013
LIABILITIES AND EQUITY	Group	Group	Company	Company
Liabilities
Securities sold under agreements to repurchase	52,104	20,426	51,857	20,058
Premiums received in advance	1,982	6,305	1,982	6,305
Brokerage and commission payable	2,419	1,630	2,417	1,630
Reinsurance payable	113	110	113	110
Salary and welfare payable	3,443	5,562	2,968	5,111
Taxes payable	529	382	481	361
Claims payable	25,161	23,179	25,161	23,179
Policyholder dividends payable	56,882	49,536	56,882	49,536
Other payable	3,587	4,297	3,620	4,221
Policyholder deposits	69,161	65,062	69,161	65,062
Unearned premium reserves	10,346	6,896	10,346	6,896
Claim reserves	5,634	4,655	5,634	4,655
Reserves for life insurance	1,534,691	1,461,267	1,534,691	1,461,267
Reserves for long-term health insurance	27,636	21,679	27,636	21,679
Long-term borrowings	2,745	—	—	—
Bonds payable	67,988	67,985	67,988	67,985
Deferred tax liabilities	12,078	4,919	12,144	5,014
Other liabilities	8,693	6,441	8,692	6,441
Separate account liabilities	20	25	20	25

Total liabilities	1,885,212	1,750,356	1,881,793	1,749,535

Equity
Share capital	28,265	28,265	28,265	28,265
Capital reserve	53,860	53,860	53,860	53,860
Accumulated other comprehensive income	2,319	(16,174)	2,280	(16,161)
Surplus reserve	43,268	40,798	43,220	40,750
General reserve	18,429	18,429	18,429	18,429
Retained earnings	111,757	95,153	111,419	95,058

Attributable to equity holders of the Company	257,898	220,331	257,473	220,201

Non-controlling interests	2,425	2,254	—	—

Total equity	260,323	222,585	257,473	220,201

Total liabilities and equity	2,145,535	1,972,941	2,139,266	1,969,736

Yang Mingsheng Chairman	Yang Zheng Chief Financial Officer in charge of Accounting Affairs	Li Mingguang Chief Actuary	Yang Zheng Head of Financial Department

4.2	Income statement for the third quarter of 2014 (unaudited)

	RMB million (Unless otherwise stated)

	For the nine months ended		For the nine months ended
	30 September		30 September
	2014	2013	2014	2013
	Group	Group	Company	Company
1. Operating income	347,812	349,541	347,055	349,097
Premiums earned	267,458	274,019	267,458	274,019
Premium income	271,358	277,185	271,358	277,185
Including: Reinsurance premium income	5	5	5	5
Less: Premiums ceded to reinsurers	(410)	(444)	(410)	(444)
Change in unearned premium reserves	(3,490)	(2,722)	(3,490)	(2,722)
Investment income	76,442	72,366	76,317	72,297
Including: Share of profit of associates and joint ventures	2,907	2,153	2,871	2,153
Fair value gains/(losses)	1,006	903	1,009	896
Foreign exchange gains/(losses)	219	(328)	94	(328)
Other operating income	2,687	2,581	2,177	2,213
2. Operating expenses	(313,247)	(320,137)	(313,128)	(320,131)
Surrenders	(82,645)	(50,204)	(82,645)	(50,204)
Claims expense	(88,614)	(118,248)	(88,614)	(118,248)
Less: claims recoverable from reinsurers	242	167	242	167
Increase in insurance contracts reserve	(80,351)	(90,083)	(80,351)	(90,083)
Less: insurance reserves recoverable from reinsurers	15	69	15	69
Policyholder dividends	(15,591)	(14,632)	(15,591)	(14,632)
Business tax and surcharges	(1,174)	(1,000)	(1,105)	(942)
Underwriting and policy acquisition costs	(20,612)	(19,902)	(20,610)	(19,902)
Administrative expenses	(16,858)	(16,742)	(16,158)	(16,146)
Less: expenses recoverable from reinsurers	70	129	70	129
Other operating expenses	(6,594)	(5,948)	(7,246)	(6,596)
Impairment losses	(1,135)	(3,743)	(1,135)	(3,743)

3. Operating profit	34,565	29,404	33,927	28,966

Add: Non-operating income	38	32	37	32
Less: Non-operating expenses	(121)	(133)	(121)	(133)

4. Net profit before income tax	34,482	29,303	33,843	28,865

Less: Income tax expenses	(6,702)	(5,415)	(6,533)	(5,260)

5. Net profit	27,780	23,888	27,310	23,605

Yang Mingsheng Chairman	Yang Zheng Chief Financial Officer in charge of Accounting Affairs	Li Mingguang Chief Actuary	Yang Zheng Head of Financial Department

4.2	Income statement for the third quarter of 2014 (unaudited) (continued)

	RMB million (Unless otherwise stated)

	For the nine months ended		For the nine months ended
	30 September		30 September
	2014	2013	2014	2013
	Group	Group	Company	Company
6. Attributable to
– equity holders of the Company	27,553	23,689
– non-controlling interests	227	199
7. Earnings per share
Basic earnings per share	RMB0.97	RMB0.84
Diluted earnings per share	RMB0.97	RMB0.84
8. Other Comprehensive income	18,528	(4,737)	18,441	(4,746)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax)	18,528	(4,737)	18,441	(4,746)
Fair value gains/(losses) on available- for-sale financial assets	20,558	(3,024)	20,505	(3,038)
Less: Amount transferred to net profit from other comprehensive income	(2,017)	(3,683)	(2,051)	(3,678)
Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	(397)	1,976	(397)	1,976
Share of other comprehensive income of associates and joint ventures under the equity method	384	(6)	384	(6)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax)	—	—	—	—

9. Total Comprehensive income	46,308	19,151	45,751	18,859

Attributable to equity holders of the Company	46,046	18,949
Attributable to non-controlling interests	262	202

Yang Mingsheng Chairman	Yang Zheng Chief Financial Officer in charge of Accounting Affairs	Li Mingguang Chief Actuary	Yang Zheng Head of Financial Department

4.2	Income statement for the third quarter of 2014 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the three months ended 30 September		For the three months ended 30 September
	2014 Group	2013 Group	2014 Company	2013 Company
1. Operating income	104,072	97,003	103,640	96,791
Premiums earned	73,683	73,175	73,683	73,175
Premium income	74,108	73,934	74,108	73,934

Including: Reinsurance premium income	2	1	2	1

Less: Premiums ceded to reinsurers	(151)	(159)	(151)	(159)
Change in unearned premium reserves	(274)	(600)	(274)	(600)
Investment income	28,986	22,966	28,884	22,897

Including: Share of profit of associates and joint ventures	866	577	836	577

Fair value gains/(losses)	394	88	394	83
Foreign exchange gains/(losses)	145	(67)	5	(68)
Other operating income	864	841	674	704
2. Operating expenses	(92,423)	(87,826)	(92,356)	(87,814)
Surrenders	(27,065)	(18,035)	(27,065)	(18,035)
Claims expense	(23,782)	(34,257)	(23,782)	(34,257)
Less: claims recoverable from reinsurers	101	90	101	90
Increase in insurance contracts reserve	(19,843)	(16,896)	(19,843)	(16,896)
Less: insurance reserves recoverable from reinsurers	18	46	18	46
Policyholder dividends	(6,379)	(4,855)	(6,379)	(4,855)
Business tax and surcharges	(374)	(305)	(350)	(285)
Underwriting and policy acquisition costs	(6,477)	(6,102)	(6,477)	(6,102)
Administrative expenses	(5,596)	(5,438)	(5,350)	(5,233)
Less: expenses recoverable from reinsurers	11	27	11	27
Other operating expenses	(2,558)	(2,058)	(2,761)	(2,271)
Impairment losses	(479)	(43)	(479)	(43)

3. Operating profit	11,649	9,177	11,284	8,977

Add: Non-operating income	9	11	8	11
Less: Non-operating expenses	(40)	(42)	(40)	(42)

4. Net profit before income tax	11,618	9,146	11,252	8,946

Less: Income tax expenses	(2,392)	(1,586)	(2,327)	(1,533)

5. Net profit	9,226	7,560	8,925	7,413

Yang Mingsheng Chairman	Yang Zheng Chief Financial Officer in charge of Accounting Affairs	Li Mingguang Chief Actuary	Yang Zheng Head of Financial Department

4.2	Income statement for the third quarter of 2014 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the three months ended 30 September		For the three months ended 30 September
	2014 Group	2013 Group	2014 Company	2013 Company
6. Attributable to
– equity holders of the Company	9,146	7,491
– non-controlling interests	80	69
7. Earnings per share
Basic earnings per share	RMB0.32	RMB0.27
Diluted earnings per share	RMB0.32	RMB0.27
8. Other Comprehensive income	8,176	(2,073)	8,151	(2,023)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax)	8,176	(2,073)	8,151	(2,023)
Fair value gains/(losses) on available- for-sale financial assets	10,691	(1,332)	10,686	(1,282)
Less: Amount transferred to net profit from other comprehensive income	(2,217)	(744)	(2,237)	(744)
Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	(397)	119	(397)	119
Share of other comprehensive income of associates and joint ventures under the equity method	99	(116)	99	(116)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax)	—	—	—	—

9. Total Comprehensive income	17,402	5,487	17,076	5,390

Attributable to equity holders of the Company	17,312	5,434
Attributable to non-controlling interests	90	53

Yang Mingsheng Chairman	Yang Zheng Chief Financial Officer in charge of Accounting Affairs	Li Mingguang Chief Actuary	Yang Zheng Head of Financial Department

4.3	Cash flow statement for the third quarter of 2014 (unaudited)

	RMB million (Unless otherwise stated)

	For the nine months ended		For the nine months ended
	30 September		30 September
	2014	2013	2014	2013
	Group	Group	Company	Company
1. Cash flows from operating activities
Premiums received	257,992	269,866	257,992	269,866
Net increase in policyholder deposits	4,352	—	4,352	—
Cash received from other operating activities	2,607	2,360	2,153	1,885

Sub-total of cash inflows from operating activities	264,951	272,226	264,497	271,751

Cash paid for claims	(169,279)	(160,451)	(169,279)	(160,451)
Net cash paid for reinsurance business	(93)	(77)	(93)	(77)
Net decrease in policyholder deposits	—	(1,067)	—	(1,067)
Cash paid for brokerage and commission fees	(19,823)	(20,146)	(19,823)	(20,146)
Cash paid for policyholder dividends	(8,765)	(8,665)	(8,765)	(8,665)
Cash paid to and for employees	(10,490)	(9,629)	(10,101)	(9,203)
Net cash paid for financial assets at fair value through profit or loss	(1,899)	(2,689)	(1,698)	(2,676)
Cash paid for taxes and surcharges	(2,030)	(4,998)	(1,792)	(4,751)
Cash paid for other operating activities	(11,262)	(10,819)	(11,541)	(11,110)

Sub-total of cash outflows from operating activities	(223,641)	(218,541)	(223,092)	(218,146)

Net cash flows from operating activities	41,310	53,685	41,405	53,605

Yang Mingsheng Chairman	Yang Zheng Chief Financial Officer in charge of Accounting Affairs	Li Mingguang Chief Actuary	Yang Zheng Head of Financial Department

4.3 Cash flow statement for the third quarter of 2014 (unaudited) (continued)

	RMB million (Unless otherwise stated)

	For the nine months ended		For the nine months ended
	30 September		30 September
	2014	2013	2014	2013
	Group	Group	Company	Company
2. Cash flows from investing activities
Cash received from sales and redemption of investments	304,246	286,172	302,500	285,247
Cash received from investment income	53,773	49,064	53,645	49,047
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	175	62	175	62
Net cash received from securities purchased under agreements to resell	1,464	—	1,462	—

Sub-total of cash inflows from investing activities	359,658	335,298	357,782	334,356

Cash paid for investments	(378,137)	(335,639)	(373,162)	(334,691)
Net increase in policy loans	(9,742)	(15,113)	(9,742)	(15,113)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(2,646)	(2,117)	(2,613)	(1,905)
Net cash paid for securities purchased under agreements to resell	—	(17,449)	—	(17,380)

Sub-total of cash outflows from investing activities	(390,525)	(370,318)	(385,517)	(369,089)

Net cash flows from investing activities	(30,867)	(35,020)	(27,735)	(34,733)

3. Cash flows from financing activities
Cash received from borrowings	2,881	—	—	—
Net cash received from securities sold under agreements to repurchase	31,678	—	31,799	—

Sub-total of cash inflows from financing activities	34,559	—	31,799	—

Net cash paid for securities sold under agreements to repurchase	—	(57,239)	—	(57,479)
Cash paid for dividends and interests	(10,730)	(5,398)	(10,590)	(5,318)

Sub-total of cash outflows from financing activities	(10,730)	(62,637)	(10,590)	(62,797)

Net cash flows from financing activities	23,829	(62,637)	21,209	(62,797)

4. Effect of changes in foreign exchange rate on cash and cash equivalents	21	(53)	13	(52)

5. Net increase/(decrease) in cash and cash equivalents	34,293	(44,025)	34,892	(43,977)

Add: Opening balance of cash and cash equivalents	21,330	69,452	20,395	68,655

6. Closing balance of cash and cash equivalents	55,623	25,427	55,287	24,678

Yang Mingsheng Chairman	Yang Zheng Chief Financial Officer in charge of Accounting Affairs	Li Mingguang Chief Actuary	Yang Zheng Head of Financial Department